October 5, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	John Cannarella, Staff Accountant

Karl Hiller, Branch Chief

Re:	Lincoln Electric Holdings Inc.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed February 18, 2022

File No. 000-01402

Dear Messrs. Cannarella and Hiller:

Lincoln Electric Holdings Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

Below are the Company’s responses to the comments contained in the Comment Letter. For the convenience of the Staff, the italicized numbered responses set forth below corresponds to the comments contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 22

1.    We note that you identify Return on Invested Capital (“ROIC”) as a key financial measure on page 18 and a non-GAAP measure on pages 22 and 26. You explain that “ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital.”

However, you have not provided the disclosures required by Item 10(e) of Regulation S- K, pertaining to this measure, such as the most directly comparable GAAP based measure or a reconciliation from that measure to your non-GAAP measure. Please submit the revisions that you proposed to comply with the aforementioned guidance.

www.lincolnelectric.com

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation October 5, 2022 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and will, in future filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2022, revise this disclosure to address the Staff’s comment. The Company will further expand its disclosure in the Return on Invested Capital (“ROIC”) table to add Net income (the most directly comparable GAAP financial measure) in compliance with Item 10(e). For reference, the revised ROIC disclosure in the Form 10-K is provided below with tracked edits to reflect changes in the presentation:

	2021	2020
Return on Invested Capital
Net income as reported	$276,466	$206,115
Plus: Interest expense (after-tax)	17,794	17,933
Less: Interest income (after-tax)	1,172	1,486

Net operating profit after taxes	$293,088	$222,562

Special items:
Rationalization and asset impairment charges	9,827	45,468
Acquisition transaction costs	1,923	—
Pension settlement charges	126,502	8,119
Amortization of step up in value of acquired inventories	5,804	806
Tax effect of special items	(47,188)	(10,594)

Adjusted net operating profit after taxes	$389,956	$266,361

Invested capital
Short-term debt	$52,730	$2,734
Long-term debt, less current portion	717,089	715,456
Total debt	769,819	718,190
Total equity	863,909	790,250

Invested capital	$1,633,728	$1,508,440

Return on invested capital as reported	17.9%	14.8%

Adjusted return on invested capital	23.9%	17.7%

www.lincolnelectric.com

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation October 5, 2022 Page 3

Financial Statements

Note 4 - Acquisitions, page F-16

2.    We note that you report several business acquisitions although have not provided all of the information required by FASB ASC 805-10-50, to enable users of your financial statements to evaluate the nature and financial effects of these transactions.

However, you report $156.1 million paid for acquisitions during 2021 on page F-8, which represented 42.8% of operating cash flows, and disclose that acquisitions during 2021 accounted for 15.2% and 24.3% of the change in revenues for your International Welding and Harris Products Group reportable operating segments on page 20.

Please expand your disclosures to more thoroughly describe each acquisition, including specification of the amount and form of consideration, also the acquisition date, percentage of interests acquired, and manner of accounting applied.

Also disclose the amounts recognized in accounting for these transactions, including acquisition-related costs, the line items in which those amounts are recognized, as well as the amounts of revenues and earnings of the acquirees since the acquisition date in the reporting period, and related pro forma information as if the transactions had occurred as of the beginning of the comparable prior annual reporting period.

As it appears that you have not reported non-cash investing and financing activities pursuant to FASB ASC 230-10-50-3, please clarify whether there were no such activities or whether you concluded that disclosure was not required due to an assessment of materiality, in which case also provide us with details of the amounts, related transactions, and the analyses underlying your view on materiality.

Response:

In consideration of the Staff’s comments, the Company will, in future filings as applicable, beginning with its Form 10-Q for the quarterly period ended September 30, 2022, revise acquisition disclosures consistent with the language below from the Form 10-K with tracked edits in order to make the Company’s disclosure more transparent and useful to the users of its financial statements. However, based on the quantitative and qualitative assessment discussed below, the Company respectfully asserts that the related pro forma disclosure requirements of ASC 805-10-50 are not required given that the impact of the acquired businesses are not material, individually or in the aggregate, to the Company’s financial statements as a whole. The Company will perform a similar analysis for future acquisitions and include such disclosures if deemed material.

www.lincolnelectric.com

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation October 5, 2022 Page 4

NOTE 4 – ACQUISITIONS

On July 28, 2021, the Company acquired 100% ownership of Overstreet-Hughes Company, Inc. and Shoals Tubular, Inc. (“FTP”). The net purchase price was $71,716, net of cash acquired and accounted for as a business combination. The Company recognized $346 in acquisition transaction costs in 2021 which were expensed as incurred and are included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. In 2020, FTP generated sales of approximately $50 million. Beginning July 28, 2021, the Company’s Consolidated Statements of lncome include the results of FTP, including sales revenue of $24,953 through December 31, 2021 and the impact on net income for the year ended December 31, 2021 was not material. FTP manufactures copper and aluminum headers, distributor assemblies and manifolds in the United States and Mexico for the heating, ventilation, and air conditioning sector (“HVAC”) . The acquisition further differentiates The Harris Products Group’s competitive position serving HVAC original equipment manufacturers with a comprehensive portfolio of solutions for the fabrication of HVAC coils and accelerates growth in this market.

On April 1, 2021, the Company acquired 100% ownership of Zeman Bauelemente Produktionsgesellschaft m.b.H. (“Zeman”), a division of the Zeman Group. The net purchase price was $84,390, net of cash acquired and accounted for as a business combination. The Company recognized $1,577 in acquisition transaction costs in 2021 which were expensed as incurred and are included in “Selling, general and administrative expenses” in the Consolidated Statements of lncome. In 2020, Zeman generated sales of approximately $40 million. Beginning April 1, 2021, the Company’s Consolidated Statements of lncome include the results of Zeman, including sales revenue of $24,473 through December 31, 2021 and the impact on net income for the year ended December 31, 2021 was not material. Zeman, based in Vienna, Austria, is a leading designer and manufacturer of robotic assembly and arc welding systems that automate the tacking and welding of steel beams. The acquisition expands the Company’s international automation capabilities to serve customers in the structural steel and infrastructure sectors.

The acquired companies discussed above are not material individually, or in the aggregate, to the actual or pro forma Consolidated Statements of lncome or Consolidated Statements of Cash Flows: as such, pro forma information related to these acquisitions have not been presented. The preliminary purchase price allocations are expected to be finalized within the allowable measurement period. The acquired companies are included in the Company’s consolidated financial statements as of the date of acquisition.

As it relates to pro forma disclosure requirements per ASC 805-10-50, the Company respectfully submits that its business acquisitions disclosed in the Form 10-K (“acquired businesses”) did not constitute material acquisitions, individually or in the aggregate, to the Company’s financial statements taken as a whole. The ultimate conclusion on the materiality of a business combination is a matter of judgment that rests with the acquiring entity. The Company considered both quantitative and qualitative factors in our evaluation.

In this regard, the Company advises the Staff as follows:

•	The Company acknowledges the Staff’s observation that cash paid for acquisitions represents 42.8% of operating cash flows for the year 2021.

www.lincolnelectric.com

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation October 5, 2022 Page 5

•

Although the impact of the acquisitions is 15.2% and 24.3% of the Net sales change within the International Welding and Harris Products Group reportable operating segments, the impact of the acquisitions represented 3.1% and 7.0% of Net Sales for these segments, respectively. Please refer to the Net Sales bridge on page 20 of the Form 10-K. The Net Sales bridge discloses the drivers of the change in revenue year-over-year, including volume, price, acquisitions and foreign exchange. The Net Sales bridge provides transparency to the Company’s stakeholders and is useful to their analysis of the Company’s financial information. The Net Sales bridge is regularly discussed publicly in the Company’s quarterly earnings release and earnings call. Further, the Company operates in stable, mature markets across its segments and, therefore, stakeholders expect any acquisition to be a factor in the year-over-year change in revenue.

•	The Company respectfully notes the following quantitative impact of the acquired businesses:

•	The net assets of the acquired businesses as a percentage of the Company’s consolidated total assets as of December 31, 2021 was less than 5%, in the aggregate;

•	The total assets of the acquired businesses as a percentage of the Company’s total consolidated total assets as of December 31, 2021 was less than 5%, in the aggregate; and

•

The income from continuing operations before income taxes of the acquired businesses as a percentage of the Company’s consolidated income from continuing operations before income taxes for the year ended December 31, 2021 was less than 1%, in the aggregate.

•

Other qualitative factors considered under ASC 805 to assess materiality of the acquired businesses included the projected impact on earnings or other trends, disclosure in the Company’s press releases or MD&A, compliance with regulatory requirements, and loan covenants or other contractual requirements. These qualitative factors did not alter the Company’s view that the acquisitions were not material, individually and in the aggregate, to the financial statements as a whole.

•

Notwithstanding that the financial impact of acquired businesses was not material to the financial position or operating results of the Company, the Company elected to disclose certain information for the benefit of investors. Commensurate with the Company’s publicly stated strategy of growth through organic sales and acquisitions, the completion of business acquisitions, regardless of size, is of strategic importance to the Company’s stakeholders and potential investors.

The Company also discloses acquisition costs within its Non-GAAP Financial Measures section as a Special item (including the line items in which those amounts are recognized) on page 22 of the Form 10-K, as well as cash paid for acquisitions in total in its Consolidated Statements of Cash Flows.

In accordance with FASB ASC 230-10-50-3, the Company respectfully submits that it made appropriate evaluations to determine whether or not noncash investing and financing activities existed that required disclosure. Specifically, the Company considered whether it had acquired assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller. Based on the Company’s evaluation, it concluded that no such activity existed.

www.lincolnelectric.com

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation October 5, 2022 Page 6

* * * * * * * *

Thank you for your comments and I trust you will find my responses satisfactory. If you have any questions regarding the foregoing, please do not hesitate to contact me at gabe_bruno@lincolnelectric.com or at (216) 383-8195.

Very truly yours,

/s/ Gabriel Bruno

Gabriel Bruno
Executive Vice President,
Chief Financial Officer and Treasurer

www.lincolnelectric.com